UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes to the Company’s Board of Directors

Effective as of November 14, 2023, Ms. Nicole Torraco (“Ms. Torraco”) has been appointed by Pagaya Technologies Ltd.’s board of directors (the “Board”) to serve as an independent director of the Company to fill the current vacancy on the Board. The appointment of Ms. Torraco was recommended by the Nominating and Corporate Governance Committee of the Company. The Board has determined that Ms. Torraco satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules.

Ms. Torraco, age 45, was most recently the President of FITTLE, the financing arm of Xerox Corporation. She grew FITTLE into a global diversified leasing business and led, among other things, forward funding deals and securitizations for FITTLE. Ms. Torraco served on Xerox’s Executive Committee and Enterprise Risk Management Committee, and was a Director on the Board of Xerox Financial Services LLC. Prior to leading FITTLE, Ms. Torraco served as Xerox’s Chief Strategy and M&A Officer. Before joining Xerox in 2018, she was a Principal at Onex Credit, a global debt securities investor, from 2010 to 2018. Prior to that, Ms. Torraco served as a Director, Distressed and Special Situations, at Babson Capital Management. Ms. Torraco received her undergraduate degree from Harvard College and her Master of Business Administration from the Wharton School at the University of Pennsylvania. Ms. Torraco also has a Director Qualification from the American College of Corporate Directors (ACCD).

There are no family relationships between Ms. Torraco and any director or executive officer of the Company. There are no related party transactions between the Company and Ms. Torraco disclosable under Item 404 of Regulation S-K. To the best of the Company’s knowledge, there is no understanding or arrangement between Ms. Torraco and any other person pursuant to which she was appointed as an independent director.

Revolving Credit Facility Amendment

On November 7, 2023, Pagaya Technologies Ltd. (“Pagaya”) entered into an amendment (the “Amendment”) to its Senior Secured Revolving Credit Agreement (the “Credit Agreement”) by and among Pagaya, as the borrower, the lenders from time to time party thereto, and Silicon Valley Bank, now a division of First Citizens Bank & Trust Company (“SVB”), as administrative agent and collateral agent, originally entered into on September 2, 2022. As disclosed in our Annual Report on Form 20-F filed with the SEC on April 20, 2023, among other filings, the Credit Agreement provides for a 3-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $167.5 million, which includes a sublimit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to a U.S. dollar equivalent of $20.0 million may be issued in NIS.

The Amendment to the Credit Agreement, along with the Credit Agreement’s ancillary documents, did not alter the Revolving Credit Facility amount, maturity, or participating lenders. The Amendment was limited, in material respects, to (i) adding Pagaya US Holdings Company LLC, a wholly-owned subsidiary of the Company, as a co-borrower, (ii) revising the customary negative covenants to provide more flexibility to the Company and our consolidated subsidiaries to incur indebtedness, grant liens, and make certain investments; and (iii) changing one of our financial maintenance covenants to use Adjusted EBITDA as the relevant metric, rather than Total Revenue.

The information in this Report on Form 6-K is incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Registration Statement Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment No. 1 to Credit Agreement, dated as of November 7, 2023, by and among Pagaya Technologies Ltd., as the borrower, the lenders party thereto and Silicon Valley Bank, as administrative agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: November 17, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer